SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 22, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated October 22, 2010 regarding “ST-Ericsson reports third quarter 2010 financial results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 22, 2010

Press Release October 21, 2010

ST-Ericsson reports third quarter 2010 financial results

•	Net sales $565 million; 4% sequential increase

•	Adjusted operating loss1) $85 million

•	Restructuring plans fully on track, $19 million savings in the quarter

Geneva, Switzerland, October 21, 2010 – ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the third fiscal quarter ending September 25, 2010.

President and CEO, Gilles Delfassy, commented: “As expected, our performance in the quarter showed a slight sequential improvement, both in terms of sales and operating results.

“Our sales in the quarter continued to be impacted by the ongoing portfolio transition. We also experienced mix variations and more intense competition in China. However, these factors were offset by the good traction of our new, high-value entry 2G/EDGE portfolio. New phones from Samsung and Sony Ericsson based on our multimedia EDGE platforms are now on the market.

“We continue to make solid progress with our portfolio. Our U8500 smartphone platform’s programs are well on track and have reached all the major milestones we have agreed with customers; the recently-announced world’s first two-chip HSPA+ 21Mbps modem is expected to appear in commercial devices in early 2011.

“Although our transition will continue for some time, our progress is apparent in our daily interaction with customers, who are excited about the potential of our forthcoming products to help them provide consumers with innovative, high performance next-generation mobile devices.”

Third quarter 2010 financial highlights (unaudited)

$ million	Q3 2010	Q2 2010	Q3 2009
Income Statement
NET SALES	565	544	728
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(85)	(118)	(77)
- amortization of acquisition-related intangibles	(25)	(25)	(25)
- restructuring charges	(19)	(5)	(19)
OPERATING INCOME / (LOSS) as reported	(129)	(148)	(121)
NET INCOME / (LOSS)	(121)	(139)	(112)

Press Release October 21, 2010

$ million	Q3 2010	Q2 2010	Q3 2009
Net Financial Position
Cash, cash equivalents & short-term deposits	89	43	216
Parents’ short-term credit facilities	-50	0	0
Net Financial Position²)	39	43	216

Net sales increased by 4 percent sequentially. The impact of the continued portfolio transition was partially positively offset by a solid performance by the new high-value entry products, notably the EDGE platforms, which started to ship earlier this year. Although the TD-SCDMA market was showing product mix variations and more intense competition, this was offset by a better sales mix in China, aided by the new 2G/EDGE high-value entry platforms.

The operating loss decreased sequentially; this was due both to the savings generated by the restructuring plans and positive seasonal effects.

Inventory increased by $33 million, reaching $295 million at the end of the third quarter, mainly reflecting lower demand in certain TD-SCDMA products.

The net financial position²) at the end of the third quarter was $39 million, which compares to $43 million at the end of the previous one. During the third quarter the company sold trade receivables without recourse, of which $179 million were outstanding at the end of the quarter, representing a sequential increase of $112 million.

Update on restructuring plans

The $230 million restructuring plan, announced on April 29, 2009 and completed at the end of the second quarter 2010, generated the remaining portion of the savings which were expected to be fully realized during the third quarter.

The $115 million restructuring plan, announced on December 3, 2009 is on track and has started to contribute savings. This plan is expected to be completed by the end of the fourth quarter 2010.

Total savings generated by the two plans during the third quarter, in respect to the previous quarter, were $19 million.

The company continues to be focused on achieving productivity and efficiency gains on top of and beyond the ongoing restructuring program.

Press Release October 21, 2010

Outlook

For the fourth quarter 2010 the company expects net sales to be approximately flat sequentially.

Highlights – products, technology and wins

Two leading handset manufacturers chose solutions from ST-Ericsson’s high-value entry portfolio for new multimedia phones.

Samsung selected ST-Ericsson’s multimedia G4852 platform to underpin its E2152 phone, which went on sale in Europe and Asia in September. The G4852 is a cost effective and highly integrated single-chip platform designed for high-value entry devices, equipped with dual SIM, dual stand-by functionality. Both SIMs can support emails, messages and web browsing, including embedded links to Facebook, Twitter and instant messaging services.

Sony Ericsson selected ST-Ericsson’s very power-efficient, compact and cost-effective EDGE platform for the latest addition to its highly successful Walkman™ range of music phones, the Sony Ericsson Spiro with Walkman™. This lightweight and sleek handset provides consumers with a rich multimedia experience, encompassing social networking, music, photography and video recording, at an attractive price point.

In October, ST-Ericsson launched the M5730, an extremely power-efficient and compact HSPA+ modem capable of transmitting data at speeds of up to 21Mbps. With up to fifty percent lower power consumption than competing HSPA+ 21Mbps modems available on the market, the highly-integrated M5730 will enable ST-Ericsson’s customers to produce small, affordable and power-efficient HSPA+ smartphones, USB-dongles and embedded modules.

Mobile devices equipped with the M5730 modem are already being sampled by customers and the company anticipates seeing smartphones and other connected devices based on its new HSPA+ modem shipping in early 2011.

ST-Ericsson’s TD-HSDPA modem platform, the M7211, was selected by Sony Ericsson to empower its first TD smartphone, the A8i, which was unveiled in August in China. Supporting dual-mode automatic handover between TD-HSDPA and EDGE, the M7211 provides both high-speed data rates and ultra-low power consumption, enabling handset makers great flexibility and scalability in product development.

Press Release October 21, 2010

During the quarter ST-Ericsson underlined its commitment to be a leader in mobile computing, and to continue to introduce new technologies and architectures to the market early, by cooperating with ARM as a lead partner for the new Cortex-A15 MPCore processor.

2009 Financial results appendix (unaudited)

$ million	Q1 2009 ACTUAL	Q1 2009 PRO-FORMA³)	Q2 2009	Q3 2009	Q4 2009
Income Statement
NET SALES	391	562	666	728	740
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(78)	(149)	(165)	(77)	(50)
- amortization of acquisition-related intangibles	(20)	(30)	(24)	(25)	(27)
- restructuring charges	0	0	(35)	(19)	(62)
OPERATING INCOME / (LOSS) as reported	(98)	(179)	(224)	(121)	(139)
NET INCOME / (LOSS)	(89)	NA	(213)	(112)	(125)

Footnotes

1)	The adjusted operating loss is defined as the operating loss reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.
2)	Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short-term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities.
3)	The unaudited pro-forma results are presented as if the ST-Ericsson joint venture had been created on January 1, 2009 and incorporates the results of ST-Ericsson and predecessors (ST-NXP Wireless and Ericsson Mobile Platforms) beginning on that date (while effectively it started operations on February 2, 2009). Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2009.

Notes to editors

ST-Ericsson invites analysts and investors to a conference call scheduled on October 22 at 10.30am CET. Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

Press Release October 21, 2010

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about $2.7 billion in 2009. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Global Communications & Media Relations
Claudia Levo, Geneva, Switzerland
Public & Media Relations	Investor & Analyst Relations
Roland Sladek, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Phone: +41 22 930 2733	Phone: +41 22 929 6973
Email: investor.relations@stericsson.com

Kristina Embring Klang, Lund, Sweden
Phone: +46 46 103 194
Email: media.relations@stericsson.com

Ericsson Investor Relations	STMicroelectronics Investor Relations
Andreas Hedemyr, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 714 3748	Phone: +1 602 485 2064
Susanne Andersson, Stockholm, Sweden	Celine Berthier, Geneva, Switzerland
Phone: +46 10 719 4631	Phone: +41 22 929 5812
E-mail: investor.relations@ericsson.com	Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.